                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 2)(1)



                                  VaxGen, Inc.
                                  ------------
                                (NAME OF ISSUER)

                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                    922390208
                                    ---------
                                 (CUSIP NUMBER)

                                December 31, 2002
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G


CUSIP NO.  922390208
           ---------

1.       Names of Reporting Persons. HALIFAX FUND, L.P.
         I.R.S. Identification Nos. of above persons (entities only).

         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)                                X
             -------------------------------------------------------------------

         (b)
             -------------------------------------------------------------------

3.       SEC USE ONLY
                      ----------------------------------------------------------

4.       Citizenship or Place of Organization        Cayman Islands
                                               ---------------------------------


         Number of                  5.   Sole Voting Power          -0-
         Shares                                            ---------------------
         Beneficially
         Owned by                   6.   Shared Voting Power        398,005
         Each                                                -------------------
         Reporting
         Person With                7.   Sole Dispositive Power     -0-
                                                                ----------------

                                    8.   Shared Dispositive Power   398,005
                                                                  --------------


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    398,005
         -----------------------------------------------------------------------


10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                          ------

11.      Percent of Class Represented by Amount in Row (9)          2.7%
                                                           ---------------------

12.      Type of Reporting Person (See Instructions)                PN
                                                     ---------------------------






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                                  SCHEDULE 13G


CUSIP NO.  922390208
           ---------


1.       Names of Reporting Persons. THE PALLADIN GROUP, L.P.
         I.R.S. Identification Nos. of above persons (entities only).


         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)                                X
             -------------------------------------------------------------------

         (b)
             -------------------------------------------------------------------

3.       SEC USE ONLY
                      ----------------------------------------------------------

4.       Citizenship or Place of Organization               Texas
                                              ----------------------------------

         Number of                  5.   Sole Voting Power           -0-
         Shares                                           ----------------------
         Beneficially               6.   Shared Voting Power        398,005
         Owned by                                           --------------------
         Each                       7.   Sole Dispositive Power      -0-
         Reporting                                             -----------------
         Person With                8.   Shared Dispositive Power   398,005
                                                                 ---------------


9.        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    398,005
          ----------------------------------------------------------------------


10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                           -----

11.      Percent of Class Represented by Amount in Row (9)         2.7%
                                                           ---------------------

12.      Type of Reporting Person (See Instructions)               PN
                                                     ---------------------------

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ITEM 1.

       (a)  NAME OF ISSUER:

            VaxGen, Inc.

       (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            VaxGen, Inc.
            1000 Marina Boulevard
            Suite 200
            Brisbane, California 94005

ITEM 2.

        (a) NAME OF PERSON FILING:

            The names of the persons filing this statement on Schedule 13G are:
            Halifax Fund, L.P., a Cayman Islands limited partnership ("Halifax"), and The Palladin Group, L.P., a Texas limited partnership ("Palladin"). Yarmouth Investments, Ltd., a Cayman Islands corporation ("Yarmouth"), is the general partner of Halifax. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment advisor of Halifax. Because its beneficial ownership arises solely from its status as the investment advisor of Halifax, Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. Yarmouth and PCM are controlled by Jeffrey Devers.

        (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            Halifax

            The business address of Halifax is c/o Huntlaw Corporate Services, Ltd., The Huntlaw Building, 75 Fort Street, George Town, Grand Cayman, Cayman Islands.

            Palladin

            The business address of Palladin is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

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        (c) CITIZENSHIP:

            Halifax is a limited partnership formed under the laws of the Cayman Islands.

            Palladin is a limited partnership formed under the laws of Texas.

        (d) TITLE OF CLASS OF SECURITIES:

            Common Stock

        (e) CUSIP NUMBER:

            922390208

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)   [  ]   Broker or dealer registered under Section 15 of the
                     Exchange Act.
        (b)   [  ]   Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c)   [  ]   Insurance company as defined in Section 3(a)(19) of the
                     Exchange Act.
        (d)   [  ]   Investment company registered under Section 8 of the
                     Investment Company Act.
        (e)   [  ]   An investment adviser in accordance with Rule
                     13d-1(b)1(ii)(E).
        (f)   [  ]   An employee benefit plan or endowment fund in accordance
                     with Rule 13d-1(b)(1)(ii)(F).
        (g)   [  ]   A parent holding company or control person in accordance
                     with Rule 13d-1(b)(1)(ii)(G).
        (h)   [  ]   A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act.
        (i)   [  ]   A church plan that is excluded from the definition of an
                     investment company under section 3(c)(14) of the Investment
                     Company Act.
        (j)   [  ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
        Item 1.

        (a) Amount beneficially owned:

            Halifax beneficially owns 398,005 shares of Common Stock.

            Palladin may be deemed to beneficially own 398,005 shares of Common Stock; however, because its beneficial ownership arises solely from its status as the investment advisor of Halifax, Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

        (b) Percent of class:

            Halifax's beneficial ownership of 398,005 shares of Common Stock constitutes 2.7% of the outstanding shares of Common Stock.

            Palladin's beneficial ownership of 398,005 shares of Common Stock constitutes 2.7% of the outstanding shares of Common Stock.

        (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:

                  Not applicable

            (ii)  Shared power to vote or to direct the vote:

                  Halifax and Palladin together have shared power to vote or direct the vote of 398,005 shares of Common Stock.

            (iii) Sole power to dispose or to direct the disposition of:

                  Not applicable

            (iv)  Shared power to dispose or to direct the disposition of:

                  Halifax and Palladin together have shared power to dispose or direct the disposition of 398,005 shares of Common Stock.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

        Halifax has ceased to be the owner of more than five percent (5%) of the outstanding shares of Common Stock. As a result, Palladin has ceased to be a beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

         Dated: February 14, 2003

                             HALIFAX FUND, L.P.

                             By: Yarmouth Investments, Ltd., its General Partner


                                 By:      /s/ Maurice Hryshko
                                              -------------------
                                              Maurice Hryshko
                                              Authorized Person


                             THE PALLADIN GROUP, L.P.

                             By: Palladin Capital Management, LLC, its
                                 General Partner


                                 By:      /s/ Maurice Hryshko
                                              --------------------
                                              Maurice Hryshko
                                              Authorized Person




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                                    EXHIBIT A

                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of VaxGen, Inc. dated February 14, 2003 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: February 14, 2003


                             HALIFAX FUND, L.P.

                             By: Yarmouth Investments, Ltd., its General Partner

                                 By: /s/ Maurice Hryshko
                                         ----------------------
                                         Maurice Hryshko
                                         Authorized Person



                             THE PALLADIN GROUP, L.P.

                             By: Palladin Capital Management, LLC, its
                                 General Partner


                                 By: /s/ Maurice Hryshko
                                         ----------------------
                                         Maurice Hryshko
                                         Authorized Person